Exhibit 99.(e)(3)

Sentinel Financial Services Company Schedule A to Dealer Agreement Effective as of December 23, 2014

Service Fees:

Pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, Sentinel Financial Services Company (“Sentinel Financial”) is authorized to pay you certain service fees for providing services, advice and information to your clients who are invested in certain Sentinel Funds, subject to the terms set forth in this schedule which may be revised by us from time to time. Your participation in this service fee program will be evaluated at specific time intervals. Initial qualification does not assure continued participation. The Prospectus, Statement of Additional Information and this Schedule A set forth the terms applicable for service fees with respect to the various classes of Sentinel Funds shares.

Class A Shares

The Class A shares of each Fund have adopted plans under Rule 12b-1 that allow the Funds to pay fees for the sale and distribution of their shares, and for services provided to shareholders. Sentinel Financial will pay dealer fees at the annual rates listed in the following table applied to average daily assets.

	CUSIP	Symbol	Paid to Dealer
Sentinel Balanced	817270-20-0	SEBLX	0.20%
Sentinel Common Stock	817270-30-6	SENCX	0.20%
Sentinel Government Securities	817270-60-6	SEGSX	0.10%
Sentinel International Equity	817270-88-7	SWRLX	0.20%
Sentinel Low Duration Bond	817270-85-3	SSIGX	0.25%
Sentinel Mid Cap	817270-50-7	SNTNX	0.20%
Sentinel Multi-Asset Income	817270-56-4	SECMX	0.20%
Sentinel Small Company	817270-80-4	SAGWX	0.20%
Sentinel Sustainable Core Opportunities	81728B-72-6	MYPVX	0.20%
Sentinel Sustainable Mid Cap Opportunities	81728B-68-4	WAEGX	0.20%
Sentinel Total Return Bond	817270-35-8	SATRX	0.10%
Sentinel Unconstrained Bond	817270-25-9	SUBAX	0.20%

No service fee is paid with respect to Class A shares acquired prior to March 1, 1993. For Funds with a maximum annual rate of more than 0.25%, only 0.25% may be designated for servicing.

Class C Shares

Class C shares have adopted a plan under Rule 12b-1 that allows these Funds to pay distribution fees for the sale and distribution of their shares, and services provided to shareholders. These Funds pay to Sentinel Financial a monthly fee at an annual rate of up to a total of 1.00% of average daily net assets. In the first year after the purchase, Sentinel Financial keeps this fee to recover the initial sales commission of 1.00% that it pays to the selling dealer. In subsequent years, the entire distribution fee will be paid to the selling dealer. These fees also begin to accrue on the first day of the thirteenth month after the purchase of the Class C shares. Only 0.25% may be designated for servicing.

	CUSIP	Symbol	Paid to Dealer
Sentinel Balanced	817270-69-7	SBACX	1.00%
Sentinel Common Stock	817270-71-3	SCSCX	1.00%
Sentinel Government Securities	81728B-50-2	SCGGX	1.00%
Sentinel International Equity	817270-68-9	SWFCX	1.00%
Sentinel Mid Cap	817270-59-8	SMGCX	1.00%
Sentinel Multi-Asset Income	817270-54-9	SMKCX	1.00%
Sentinel Small Company	817270-57-2	SSCOX	1.00%
Sentinel Total Return Bond	817270-34-1	SCTRX	1.00%
Sentinel Unconstrained Bond	817270-24-2	SUBCX	1.00%

Class I & R6

There is no fee payable with respect to Class I or Class R6 shares.

Class R3

In the case of Class R3 shares of the Sentinel Total Return Bond Fund, Sentinel Financial will pay to dealers an annual fee of 0.50% of the average daily net assets in such fund in accounts for which you serve as dealer of record.  The annual fee will begin to accrue on the day after purchase of the Class R3 shares.  Only 0.25% may be designated for servicing.

	CUSIP	Symbol	Paid to Dealer
Sentinel Total Return Bond	817270-27-5	SBRRX	0.50%

Class S

In the case of Class S shares of the Sentinel Low Duration Bond Fund, Sentinel Financial will pay to dealers an annual fee of 0.50% of the average daily net assets in such fund in accounts for which you serve as dealer of record.  The annual fee will begin to accrue on the day after purchase of the Class S shares.  Only 0.25% may be designated for servicing.

	CUSIP	Symbol	Paid to Dealer
Sentinel Low Duration Bond	817270-49-9	SSSGX	0.50%

Other:

Payments of all of the above fees will be made monthly for Class A shares, Class C shares, Class R3 shares and Class S shares, and pro-rated at the applicable annual rates. The minimum payment is $25 per payment period. Monthly accruals of less than $25 will neither be paid out nor accumulated. House accounts and street name accounts are not paid a fee under this agreement. Payments will terminate when this Dealer Agreement terminates. These payments may also be modified or terminated by Sentinel Financial on 60 days written notice without payment of a penalty when:

(i) a majority of the Directors who are not interested persons, or a majority of shares of the Fund or a class of shares of the Fund, vote to discontinue “12b-1” payments from that Fund or class of shares of that Fund, or to terminate the investment advisory agreement with Sentinel Asset Management, Inc., or the Distribution Agreement with Sentinel Financial; or

(ii) Sentinel Financial finds that modification or termination would be in the best interests of the Fund or class of shares of such Fund.

Consistent with FINRA policies as amended or interpreted from time to time (i) you waive payment of amounts due from Sentinel Financial which are funded by fees Sentinel Financial receives under the Funds’ 12b-1 plans until Sentinel Financial is in receipt of the fees on the relevant shares of the Fund, and (ii) Sentinel Financial’s liability for amounts payable to you is limited solely to the proceeds of the fees receivable to Sentinel Financial on the relevant shares.

Sentinel Financial, as principal underwriter and distributor of the Sentinel Funds, may offer additional funds for sale. These funds will automatically become part of this Dealer Agreement and its provisions, with payment and other terms governed by the Prospectus, unless otherwise stated by Sentinel Financial.

By transacting as an intermediary in Sentinel Fund shares, you agree that you are responsible for ensuring that such transactions are consistent with the terms of the then-current prospectus, including sales charge breakpoints, sales charge waivers and class eligibility provisions. You also agree that you are aware that the Sentinel Funds offer several classes, including classes that do not charge your clients sales loads or 12b-1 fees, and that you are responsible for ensuring your client chooses the most suitable class of shares.

Daily Income Fund U.S. Government Portfolio, managed by Reich & Tang Asset Management, LLC:

The U.S. Government Portfolio of the Daily Income Fund (the “DIF U.S. Government Portfolio”), an unaffiliated money market fund managed by Reich & Tang Asset Management, LLC, is available for purchase pursuant to this Schedule A to the Dealer Agreement, provided that accounts for such investments are maintained by Sentinel Administrative Services, Inc., an affiliate of Sentinel Financial.  The DIF U.S. Government Portfolio is offered through a separate prospectus. Sentinel Financial is not the underwriter of the DIF U.S. Government Portfolio. The underwriter of the DIF U.S. Government Portfolio is Reich & Tang Distributors, Inc. Sentinel Financial has been appointed by Reich & Tang Distributors, Inc. to be a “participating organization”. Upon the Funds’ receipt of the necessary instruction, a shareholder may reinvest redemption proceeds between the Sentinel Groups Funds and the DIF U.S. Government Portfolio, subject to the terms of the Funds’ then-current prospectus. There is no payment to dealers on sales of the DIF U.S. Government Portfolio. By transacting as an intermediary in the DIF U.S. Government Portfolio, you agree that you are responsible for ensuring that such transactions are consistent with the terms of the then-current prospectus of the DIF U.S. Government Portfolio.